EXHIBIT (a)(1)(iii)

REACHLOCAL, INC.

TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK FOR A NUMBER OF REPLACEMENT OPTIONS, DATED May 29, 2012 (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “OFFER TO EXCHANGE”).

If you would like to participate in this Offer, please indicate your election by checking the applicable boxes on the stock option exchange program website by 11:59 P.M. Pacific Time on June 25, 2012 (unless the Offer is extended).

You may withdraw this election by submitting a new properly completed election via the stock option exchange program website at https://reachlocal.equitybenefits.com prior to the Offer expiration date, which will be 11:59 P.M. Pacific Time on June 25, 2012, unless we extend the Offer.

If for any reason you are unable to access the stock option exchange program website, you may submit a paper Election Form by facsimile to (001+) (972) 767-4902, but it must be completed, signed and received by 11:59 P.M. Pacific Time, on June 25, 2012 (or such later time and date as may apply if the Offer is extended).

By electing to exchange my eligible options, you understand and agree to all of the following:

1. I hereby agree to (i) accept the grant by ReachLocal of my eligible options indicated on my election form, to the extent not previously accepted and (ii) exchange my eligible options indicated on my election for replacement options as determined in accordance with the Offer to Exchange on the terms of the Offer as set forth in the Offer to Exchange of which I hereby acknowledge receipt.  Each eligible option indicated on my election will be cancelled, on a grant-by-grant basis, on June 25, 2012 or, if the Offer is extended, on the extended Offer expiration date. Any replacement options will be granted to me on June 25, 2012, in accordance with the terms of the Offer or, if the Offer is extended, on the expiration date of the extended Offer.

2. The Offer is currently set to expire at 11:59 P.M. Pacific Time on June 25, 2012, unless ReachLocal, in its discretion, extends the period of time during which the Offer will remain open.

3. If I cease to be an active employee or consultant of ReachLocal or its subsidiaries before the expiration of the Offer, I will not receive any new replacement options. Instead, I will keep my current eligible options and they can be exercised or will expire in accordance with their terms.

4. Until 11:59 P.M. Pacific Time on June 25, 2012, I will have the right to withdraw or change the election that I have made with respect to all of my eligible options. HOWEVER, AFTER THAT TIME I WILL HAVE NO ABILITY TO CHANGE MY ELECTION.  The last properly submitted election received by ReachLocal prior to the expiration of the Offer shall be binding. Until the Offer period closes at 11:59 P.M. Pacific Time on June 25, 2012, I may withdraw my tendered eligible options at any time.

5. The tender of my eligible options will constitute my acceptance of all of the terms and conditions of the Offer. Acceptance by ReachLocal of my eligible options pursuant to the Offer will constitute a binding agreement between ReachLocal and me upon the terms and subject to the conditions of the Offer.

6. I am the registered holder of the eligible options tendered hereby, and my name and other information appearing on the election are true and correct.

7. I am not required to tender some or all of my eligible options pursuant to the Offer.

8. REACHLOCAL AND/OR ANY INDEPENDENT FIRMS HIRED WITH RESPECT TO THE OFFER CANNOT GIVE ME LEGAL, TAX OR INVESTMENT ADVICE WITH RESPECT TO THE OFFER AND I HAVE BEEN ADVISED TO CONSULT WITH MY PERSONAL LEGAL COUNSEL, ACCOUNTANT, FINANCIAL, AND TAX ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.

9. Under certain circumstances set forth in the Offer to Exchange, ReachLocal may terminate or amend the Offer and postpone its acceptance of the eligible options I have elected to exchange. Should the eligible options tendered herewith not be accepted for exchange, such options will continue to be governed by their existing terms and conditions.

10. I understand that: (i) the value of any shares of ReachLocal common stock obtained upon vesting and exercise of the replacement options granted pursuant to the Offer to Exchange is an extraordinary item which is outside the scope of my employment contract, if any; and (ii) the replacement options and the shares acquired upon vesting or exercise are not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, dismissal, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

11. I understand that no claim or entitlement to compensation or damages shall arise from forfeiture of the right to participate in the option exchange resulting from termination of my employment with ReachLocal or any of its subsidiaries (for any reason whatsoever and whether or not in breach of local labor laws), and I irrevocably release ReachLocal and its subsidiaries from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, I shall be deemed irrevocably to have waived my entitlement to pursue such claim.

12. Regardless of any action that ReachLocal or its subsidiaries takes with respect to any or all income tax, social insurance, payroll tax, fringe benefits, payment on account or other tax-related withholding related to the Offer to Exchange, the replacement options (“Tax-Related Items”), I understand that the ultimate liability for all Tax-Related Items is and remains my sole responsibility and may exceed the amount actually withheld by ReachLocal or its subsidiaries, if any. I further acknowledge that ReachLocal and/or its subsidiaries (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Offer to Exchange and the replacement options including, but not limited to, the exchange of eligible options, grant, vesting of the replacement options, the issuance of shares of ReachLocal common stock upon vesting of the replacement options or the subsequent sale of shares acquired pursuant to such issuance; and (2) do not commit to and are under no obligation to structure the terms of the Offer to Exchange or new replacement options to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of the grant of the new replacement options and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that ReachLocal and/or any of its subsidiaries may be required to withhold or account for Tax-Related Items in more than one jurisdiction. In that regard, I authorize ReachLocal and/or any of its subsidiaries to withhold all Tax-Related Items legally payable by me pursuant to the terms of my new stock option agreement and the Amended and Restated ReachLocal 2008 Stock Incentive Plan.

13. I hereby explicitly and unambiguously consent to the collection, use, transfer or any other form of processing, in electronic or other form, of my personal data as described in the Offer to Exchange and my applicable award agreement by and among, as applicable, my employer, ReachLocal and its subsidiaries for the exclusive purpose of implementing, administering and managing my participation in the Offer to Exchange and the applicable plan. I understand that ReachLocal and my employer may hold certain personal information about me for this purpose, including, but not limited to, my name, home address and telephone number, date of birth, social insurance or other identification number, salary, nationality, job title, any shares of or directorships held in ReachLocal or any of its subsidiaries, details of all options or any other entitlement to ReachLocal shares awarded, canceled, exercised, vested, unvested or outstanding in my favor, for the exclusive purpose of implementing, administering and managing the plans and the Offer to Exchange (collectively, “Personal Data”). I understand that Personal Data will be transferred to any third party assisting in the implementation, administration and management of the applicable plan and the Offer to Exchange. I understand that the recipients of the Personal Data may be located in my country or elsewhere including outside the European Economic Area, and that the recipient’s country may have different, or no adequate level of, data privacy laws and protections than my country. I understand that I may request a list with the names and addresses of any potential recipients of Personal Data by contacting my local human resources representative. I authorize ReachLocal, my employer and any other recipients of Personal Data which may assist ReachLocal (presently or in the future) with implementing, administering and managing the Offer to Exchange and the plans to receive, possess, use, retain, transfer or process in any other way Personal Data, in electronic or other form, for the purposes of implementing, administering and managing my participation in the Offer to Exchange and the applicable plan, including any requisite transfer of Personal Data as may be required to a broker or other third party with whom I may elect to deposit any shares issued upon vesting and exercise of the new replacement options. I understand that Personal Data will be held only as long as is necessary to implement, administer and manage my participation in the Offer to Exchange and the applicable plan. I understand that I may, at any time, view Personal Data, request additional information about the storage and processing of Personal Data, require any necessary amendments to Personal Data or refuse or withdraw the consent herein, in any case without cost, by contacting in writing my local human resources representative. I understand that refusal or withdrawal of consent may affect my ability to participate in the option exchange and the applicable plan. I understand that I may contact my local human resources representative for more information on the consequences of my refusal to consent or withdrawal of consent.

14. In the event that I have not accepted the grant of the eligible option(s) I elect to tender in the Option Exchange, I hereby agree to be bound by the terms and conditions of the Amended and Restated 2008 Stock Incentive Plan (the “Plan”), and my Grant Notice (the “Grant Notice”) and Stock Option Agreement (the “Stock Option Agreement”), each as provided at http://benefits.ml.com. I also agree to accept as binding, conclusive and final, all decisions or interpretations of the Administrator (as defined in the Plan) upon any questions arising under the Plan or relating to such eligible option(s).

I understand that none of the officers or employees of ReachLocal, the Board of Directors of ReachLocal or the Compensation Committee of the Board of Directors of ReachLocal is making any recommendation as to whether I should exchange or refrain from exchanging my eligible options, and that I must make my own decision whether to tender my eligible options, taking into account my own personal circumstances and preferences. I understand that the new replacement options may decline in value. I further understand that past and current market prices of ReachLocal common stock may provide little or no basis for predicting what the market price of ReachLocal common stock will be in the event I elect to exchange my options in accordance with the terms of this offer or at any other time in the future.

This Agreement does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; (2) these Terms of Election; (3) the Amended and Restated 2008 Stock Incentive Plan; and (4) the form of option agreement under the Amended and Restated 2008 Stock Incentive Plan.

If you are not able to submit your election electronically via the stock option exchange program website as a result of technical failures, or if you do not otherwise have access to the stock option exchange program website for any reason (including lack of internet services), you may complete a paper Election Form and return it by facsimile to (001+) (972) 767-4902, but it must be completed, signed and received by 11:59 P.M. Pacific Time, on June 25, 2012 (or such later time and date as may apply if the Offer is extended).  To obtain a paper Election Form, email optionexchangequestions@reachlocal.com or call (001+) (972) 267-2222 ext. 212.

DELIVERY OF YOUR PAPER ELECTION FORM OTHER THAN VIA FACSIMILE TO REACHLOCAL, INC. WILL NOT CONSTITUTE VALID DELIVERY.